January 9, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (240) 631-9595

Mr. Kenneth E. Steben, Chief Executive Officer
c/o Steben & Company, Inc.
2099 Gaither Road, Suite 200
Rockville, MD   20850

**RE: Futures Portfolio Fund, Limited Partnership
File No. 000-50728
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and
September 30, 2008**

Dear Mr. Steben:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief